CSI COMPRESSCO LP

CSI COMPRESSCO FINANCE INC.

3809 S. FM 1788

Midland, Texas 79706

June 15, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: H. Roger Schwall, Assistant Director

Re:	Registration Statement on Form S-4 (No. 333-204654) of CSI Compressco LP and CSI Compressco Finance Inc.

Ladies and Gentlemen:

On behalf of CSI Compressco LP and CSI Compressco Finance Inc. (the “Issuers”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on Wednesday, June 17, 2015, or as soon thereafter as practicable.

The Issuers hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuers may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CSI COMPRESSCO LP
By: CSI Compressco GP Inc. its general partner

By:	/s/ Timothy A. Knox
	Name:	Timothy A. Knox
	Title:	President

CSI COMPRESSCO FINANCE INC.

By:	/s/ Timothy A. Knox
	Name:	Timothy A. Knox
	Title:	President